UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.	)*

SemiLEDs Corporation
(Name of Issuer)

Common Stock, $0.0000056 par value per share
(Title of Class of Securities)

816645105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816645105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Simplot Taiwan Inc.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Idaho
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 9,899,344
7. Sole Dispositive Power 0
8. Shared Dispositive Power 9,899,344
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,899,344
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.
Percent of Class Represented by Amount in Row (9)

36.3% (Percentage of ownership is based on 27,253,777 shares of common stock outstanding as of January 10, 2011, as reported in the Form 10-Q for the quarterly period ended November 30, 2010)

12.	Type of Reporting Person CO

CUSIP No. 816645105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.R. Simplot Company
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 9,899,344
7. Sole Dispositive Power 0
8. Shared Dispositive Power 9,899,344
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,899,344
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.
Percent of Class Represented by Amount in Row (9)

36.3% (Percentage of ownership is based on 27,253,777 shares of common stock outstanding as of January 10, 2011, as reported in the Form 10-Q for the quarterly period ended November 30, 2010)

12.	Type of Reporting Person CO

Item 1(a).	Name of Issuer: SemiLEDs Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

Item 2(a).
Name of Person Filing:  This statement is being filed by (i) Simplot Taiwan Inc. (“Simplot Taiwan”) and (ii) J.R. Simplot Company, by virtue of J.R. Simplot Company’s ownership of all of the outstanding common stock of Simplot Taiwan.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of Simplot Taiwan and J.R. Simplot Company is 999 Main Street, Suite 1300, Boise, Idaho 83702.

Item 2(c).	Citizenship: Simplot Taiwan is an Idaho corporation. J.R. Simplot Company is a Nevada corporation.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0000056 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number: 816645105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount beneficially owned:  Simplot Taiwan is the record owner of 9,899,344 shares of Common Stock as of December 31, 2010 (the “SemiLEDs Shares”).  As the sole shareholder of Simplot Taiwan, J.R. Simplot Company may be deemed to beneficially own the SemiLEDs Shares.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each of Simplot Taiwan and J.R. Simplot Company are calculated based on 27,253,777 shares of Common Stock outstanding as of January 10, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2010.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each of Simplot Taiwan and J.R. Simplot Company disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, that Simplot Taiwan and J.R. Simplot Company holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011

SIMPLOT TAIWAN INC.

/s/ William J. Whitacre
By:  William J. Whitacre
Title: President

J.R. SIMPLOT COMPANY

/s/ William J. Whitacre
By:  William J. Whitacre
Title:  President and CEO

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock of SemiLEDs Corporation is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2011

SIMPLOT TAIWAN INC.

/s/ William J. Whitacre
By:  William J. Whitacre
Title: President

J.R. SIMPLOT COMPANY

/s/ William J. Whitacre
By:  William J. Whitacre
Title:  President and CEO